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February 27, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

          ATTN. Mr. Mark Cowan
                Document Control - EDGAR

          RE: RiverSource Variable Series Trust
                 RiverSource Partners Variable Portfolio - Small Cap Value Fund RiverSource Variable Portfolio - Dynamic Equity Fund

          Post-Effective Amendment No. 4
          File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 4 on Form N-1A pursuant to Rule 485(a)(1) for purposes of updating the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced funds:

Fund                            Change                                  Changes Appear In
-----------------------------   -------------------------------------   -----------------------------------------
RiverSource Partners Variable   The replacement of Franklin Portfolio   Prospectus:
Portfolio - Small Cap Value     Associates, LLC with Turner             Principal Investment Strategies
Fund                            Investment Partners, Inc.
                                (effective June 6, 2008)                Management

                                                                        SAI:

                                                                        Service Providers - Investment Management
                                                                        Services - Subadvisory Agreements

RiverSource Variable            80% policy change.                      Prospectus:
Portfolio - Dynamic Equity                                              Principal Investment Strategies
Fund

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the sections listed above for RiverSource Partners Variable Portfolio - Small Cap Value Fund and RiverSource Variable Portfolio - Dynamic Equity Fund, are identical or substantially similar to those found in prior filings by registrants in the same fund complex.

The prospectus and Statement of Additional Information have been marked to show all changes from Registrant's Post-Effective Amendment No. 3 filed on or about April 25, 2008.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Variable Series Trust